UNITED STATES

Securities and Exchange Commission

Washington, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2003

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For The Transition Period From              To             .

Commission file number 0-7201.

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Brown & Brown, Inc.

Employees’ Savings Plan And Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Brown & Brown, Inc.

220 South Ridgewood Avenue

Daytona Beach, Florida 32114

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002 AND FOR THE YEAR ENDED DECEMBER 31, 2003:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

Schedule of Assets Held for Investment	8-9

SIGNATURE	10

EXHIBIT 23 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Brown & Brown, Inc.

Daytona Beach, Florida

We have audited the accompanying statements of net assets available for benefits of Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic 2003 financial statements taken as a whole. The supplemental schedule of assets held for investment as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Jacksonville, Florida

June 28, 2004

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS
CASH	$529,765	$215,479

INVESTMENTS:
Participant directed, at fair value:
Money market fund	4,758,649	5,983,353
Common/collective trust funds	57,534,775	32,177,739
Employer common stock	53,302,977	57,273,301
Participant directed, at contract value:
Pooled separate account	12,325,146	10,043,560
Self-directed investments, at fair value:
Personal choice retirement account	251,349	206,957
Participant loans	2,579,849	2,240,618

Total investments	130,752,745	107,925,528

RECEIVABLES:
Employer contributions	2,050,638	2,246,860

Total receivables	2,050,638	2,246,860

NET ASSETS AVAILABLE FOR BENEFITS	$133,333,148	$110,387,867

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Investment income:
Interest and dividends	$739,035
Dividends on employer common stock	411,950
Net realized and unrealized appreciation in fair value of investments	9,676,610

Contributions:
Participant	16,903,493
Employer	5,768,057

Total additions	33,499,145

DEDUCTIONS:
Benefits paid to participants	10,536,302
Administrative expenses	17,562

Total deductions	10,553,864

NET INCREASE IN ASSETS AVAILABLE FOR BENEFITS	22,945,281

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	110,387,867

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$133,333,148

See notes to financial statements.

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF THE PLAN

The following brief description of the Brown & Brown, Inc. Employees’ Savings Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan, established effective January 1, 1985 and as amended and restated effective January 1, 1997, is a defined contribution plan. Substantially all employees who are at least age 18 years of age and who work at least 20 hours per week are eligible to participate in the Plan effective the first day of the month following 30 continuous days of service. The Plan is intended to assist Brown & Brown, Inc. and its subsidiaries (the “Employer”) in its efforts to attract and retain competent employees by enabling eligible employees to share in the profits of the Employer and to supplement retirement income. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Benefits Payments—Benefits under the Plan are payable upon normal (after age 65) or early (after age 59 1/2) retirement, death, disability, severe financial hardship or termination of service and are based on the vested balance in the participant’s account. Distributions of vested account balances will be made in the form of a single lump-sum payment or in some other optional form of payment, as defined in the Plan. If the participant’s vested account is $5,000 or less, the participant will be prompted to distribute his or her funds to another qualified plan in a timely fashion or be subject to an immediate lump-sum distribution.

Administration—The Plan is administered by a designated Plan Administrator (the “Administrator”), which has been appointed by the Board of Directors (the “Board”) of the Employer. Information about the Plan agreement, such as provisions for allocations to participants’ accounts, vesting, benefits and withdrawals, is contained in the Summary Plan Description. Copies of this document are available on the employee benefits website or from the Administrator. Diversified Investment Advisors, Inc. (“Diversified”) has been appointed as the recordkeeper of the Plan and Investors Bank & Trust Company of Boston, Massachusetts (the “Trustee”), has been appointed as the trustee of the Plan.

Administrative Expenses—All investment-related expenses are charged against Plan earnings. All other expenses are paid by the Employer.

Contributions—Participants may elect to contribute, subject to certain limitations, any percentage of annual compensation as contributions to the Plan, up to a maximum contribution of $12,000 with a $2,000 ‘catch up’ option for those employees age 50 and older for the year ended December 31, 2003. In 2002, participants could elect to contribute between 1% and 15% of annual compensation, up to a maximum of $11,000. The Employer makes matching contributions to the Plan of 100% of each participant’s contribution, not to exceed 2.5% of each participant’s contribution on a pay period basis. The Plan permits the Board of the Employer to authorize optional profit-sharing contributions allocated to participants based on salary. The Board authorized an optional profit-sharing contribution of 1.5% of salary for all participants for each of the years ended December 31, 2003 and 2002.

Vesting—Participants employed prior to October 1, 1996 are 100% vested in their entire account balance. Participants employed on or after October 1, 1996 are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Employer matching contributions and optional contributions are based on years of credited service and are subject to the following vesting schedule:

Years of Credited Service	Vested Interest
Less than 1	0%
1	20%
2	40%
3	60%
4	80%
5 or more	100%

Forfeited balances of terminated participants’ nonvested accounts are used to offset Plan expenses and to reduce future Employer matching contributions.

Investment Income and Expenses—Each participant’s account shall be allocated the investment income and expenses of each fund based on the value of each participant’s account invested in each fund, in proportion to the total value of all accounts in each fund, taking into account any contributions to or distributions from the participant’s account in each fund. General expenses of the Plan not attributable to any particular fund shall be allocated among participants’ accounts in proportion to the value of each account, taking into consideration the participant’s contributions and distributions.

Participant Loans—A participant may, with the approval of the committee, borrow from his or her own account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Participants may not have more than two loans outstanding at any time. Loans, which are repayable monthly over periods generally up to five years, are collateralized by a security interest in the borrower’s vested account balance. The loans bear interest at the rate of prime plus 1%, determined at the time the loan is approved. As of December 31, 2003, interest rates ranged from 5.00% to 10.50%.

Plan Termination—Although it has not expressed any intent to do so, the Employer may terminate the Plan at any time, either wholly or partially, by notice in writing to the participants and the Trustee. Upon termination, the rights of participants in their accounts will become 100% vested. The Employer may temporarily discontinue contributions to the Plan, either wholly or partially, without terminating the Plan.

2.	USE OF ESTIMATES AND SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Basis of Accounting—The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments—The Plan’s investments in money market funds, common/collective trust funds, Employer common stock and the personal choice retirement account, which includes investments in mutual funds and common stock, are stated at fair value based on quoted market prices at year-end. Participant loans are valued at cost, which approximates fair value.

Diversified manages a guaranteed pooled separate account of Transamerica Financial Life Insurance Company called the Stable Five Fund. The guaranteed investment contract is stated at contract value and approximates fair value. Contract value represents contributions made under the contract, plus interest, less expenses and benefits. The crediting interest rate is effective for a 12-month period and is set annually. The crediting interest rate is determined based on (i) the projected market yield-to-maturity of the market value of assets, net of expenses, (ii) the timing and amounts of deposits, transfers and withdrawals expected to be made during the interest crediting period, and (iii) the amortization of the difference between the fair value of Pooled Account No. 24 and the balance of the Stable Five Fund. The crediting interest rate for this Diversified account for the years ended December 31, 2003 and 2002 was 5.00% and 5.90%, respectively. The average yield for this Diversified account for the years ended December 31, 2003 and 2002, was 5.00% and 5.90%, respectively.

Risks and Uncertainties, Investments—The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2003 and 2002, are summarized as follows:

	2003	2002
Fair value—as determined by quoted market value:

Employer common stock	$53,302,977	$57,273,301
Diversified Stock Index Fund	9,794,578
Diversified Value and Income Fund	8,234,981
Diversified Stable Five Fund	12,325,146	10,043,560
Diversified Money Market Fund		5,983,353

During the year ended December 31, 2003, the Plan’s investments appreciated in fair value as follows:

Amount
Common/collective trust funds	$9,215,350
Employer common stock	439,489
Personal choice retirement account:
Mutual funds	21,482
Common stock	289

Net realized and unrealized appreciation in fair value of investments	$9,676,610

4.	INVESTMENT PROGRAMS

As of December 31, 2003, contributions to the Plan are invested in one or more of 17 separate investment fund options at the direction of each participant. The fund options are: (1) Diversified Stock Index Fund, (2) Diversified Balanced Fund, (3) Diversified Value and Income Fund, (4) Diversified Special Equity Fund, (5) Diversified Aggressive Equity Fund, (6) Diversified Growth and Income Fund, (7) Diversified Equity Growth Fund, (8) Diversified International Equity Fund, (9) Diversified Core Bond Fund, (10) Diversified High Quality Bond Fund, (11) Diversified High Yield Bond Fund, (12) Diversified Intermediate/Long Horizon Fund, (13) Diversified Intermediate Horizon Fund, (14) Diversified Short Horizon Fund, (15) Employer common stock, (16) Diversified Stable Five Fund and (17) Diversified Money Market Fund. The Plan also allows its participants to invest in the Charles Schwab & Co. Personal Choice Retirement Account, which allows each participant to self-direct his or her money into a full range of investment options, including individual stocks and bonds, as well as allowing access to over 800 mutual funds.

In the accompanying statements of net assets available for benefits as of December 31, 2003 and 2002, the following investments are aggregated into the Common/Collective Trust Funds for presentation purposes: the Diversified Aggressive Equity Fund, Diversified Balanced Fund, Diversified Core Bond Fund, Diversified Equity Growth Fund, Diversified Growth & Income Fund, Diversified High Quality Bond Fund, Diversified High Yield Bond Fund, Diversified Intermediate Horizon Strategic Allocation Fund, Diversified Intermediate/Long Horizon Strategic Allocation Fund, Diversified International Equity Fund, Diversified Short Horizon Strategic Allocation Fund, Diversified Special Equity Fund, Diversified Stock Index Fund and Diversified Value & Income Fund. The remaining options are shown individually in the accompanying statements of net assets available for benefits. The Charles Schwab & Co. Personal Choice Retirement Account is presented as self-directed investments in the accompanying statements of net assets available for benefits.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan’s Diversified Fund investments are managed by Diversified. The Plan’s investments also include Brown & Brown, Inc. common stock. Both of these conditions represent party-in-interest transactions that qualify as exempt prohibited transactions.

6.	FEDERAL INCOME TAX STATUS

The Plan is a nonstandardized prototype plan sponsored by Diversified. Diversified last received an opinion letter with respect to the prototype adopted by the Plan on April 22, 2004. The Plan is entitled to rely on the opinion letter received by Diversified with respect to compliance with the form requirements of the Internal Revenue Code (“IRC”). The Plan’s management believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

* * * * * *

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2003

Identity and Description of Issues	Amount
Participant directed:
Money market, at fair value:
Diversified Money Market Fund*	$4,758,649

Common/collective trusts, at fair value:
Diversified Stock Index Fund*	9,794,578
Diversified Value & Income Fund*	8,234,981
Diversified Balanced Fund*	4,869,445
Diversified Special Equity Fund*	6,502,410
Diversified Growth & Income Fund*	4,614,294
Diversified High Quality Bond Fund*	2,877,319
Diversified Equity Growth Fund*	4,749,179
Diversified Core Bond Fund*	3,028,519
Diversified Aggressive Equity Fund*	3,468,323
Diversified Intermediate Horizon Fund*	2,166,722
Diversified International Equity Fund*	2,275,403
Diversified Intermediate/Long Horizon Fund*	1,933,820
Diversified High Yield Bond Fund*	1,839,152
Diversified Short Horizon Fund*	1,180,630

Total common/collective trusts	57,534,775

Employer common stock, at fair value*	53,302,977

Pooled separate account, at contract value:
Diversified Stable Five Fund—Pooled Account of the Transamerica Financial Life Insurance Company, Inc.*	12,325,146

Self-directed:
Personal Choice Retirement Account:
Money market fund, at fair value:
Schwab Money Market Fund	152,618
User-defined fund, at fair value:
Diamonds Trust Series I	10,457

(Continued)

BROWN & BROWN, INC. EMPLOYEES’ SAVINGS PLAN AND TRUST

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT

AS OF DECEMBER 31, 2003

Identity and Description of Issues	Amount
Personal Choice Retirement Account (continued):
Corporate common stocks, at fair value:
Amcol International Corp.	$3,045
Chaus Bernard Inc. New	13,302
Cisco Systems, Inc.	9,716
Document Sciences Corp.	9,747
Gen Probe Inc.	13,215
Group 1 Software Inc.	4,924
International Business Machines Corporation	380
JDS Uniphase Corporation	1,460
Motorola, Inc.	10,231
Nokia Corporation	6,800
Oracle Corporation	4,290
Sprint Corporation	4,621
Time Warner Inc.	5,685
Yahoo! Inc.	858

Total Personal Choice Retirement Account	251,349

Participant loans (bearing interest at rates ranging between 5.00% and 10.50%, maturing over periods generally up to five years)	2,579,849

Total assets held for investment	$130,752,745

* A party-in-interest (Note 5).	(Concluded	)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BROWN & BROWN, INC.
EMPLOYEES’ SAVINGS PLAN AND TRUST
By: BROWN & BROWN, INC.
Dated: June 28, 2004	/S/ CORY T. WALKER
Cory T. Walker Senior Vice President, Chief Financial Officer and Treasurer

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